

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

April 1, 2010

<u>Via U.S. Mail and Facsimile</u>
Mr. Richard J. Doleshek
Executive Vice President and Chief Financial Officer
Questar Corporation
180 East 100 South
P.O. Box 45433
Salt Lake City, UT 84145-0433

> **Re: Questar Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**

Dear Mr. Doleshek:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

<u>Exploration and Production, page 7</u>

1.   We note your suggestion in the fifth paragraph that Wexpro "has identified over $1 billion of additional drilling opportunities that could support high single-digit to low double-digit growth in revenues and income over the next five to ten years…." It is unclear to what the $1 billion refers; for example, it appears that the reference could be to your total costs, your revenues, or your income. If you retain this disclosure, revise to clarify.

2.   With regard to projections, we also refer you to Item 10(b) of Regulation S-K. It appears that your current disclosure does not meet all the concerns and requirements of Items 10(b)(1); (b)(2); and (b)(3). Provide us with an explanation of how your disclosure, revised as appropriate, addresses each of those items. We may have additional comments.

Executive Officers of the Registrant, page 11

3.   Revise to provide clear and unambiguous biographical sketches which describe in necessary detail all the information required by Item 401 of Regulation S-K. In the new sketches, please cover the entire five year period, indicating when each listed position began and ended. We note that you provide more detailed information regarding your directors in your proxy statement.

Exhibit 23.3

4.   We refer you to Items 1202(a)(8)(iv); 1202(a)(8)(vi); and 1202(a)(8)(viii) of Regulation S-K. Please obtain and file a revised report from Ryder Scott which includes the following:

- a statement that the consultant has used all methods and procedures as it considered necessary under the circumstances to prepare the report;
- a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves; and
- a statement that the assumptions, data, methods, and procedures used in the report are appropriate for the purpose served by the report.

5.   Disclose the qualifications of the technical person primarily responsible for overseeing the reserves audit. The report refers to an attachment, but none is included with the version of the report as filed.

6.   Under "Estimates of Reserves," the report refers to reserves "estimated by performance methods or the volumetric method." The revised report you file should clarify what portion of reserves was derived from each method and further discuss the relative uncertainties among different reserve estimate methods. Refer to Item 1202(a)(8)(vii) of Regulation S-K.

Exhibits 31.1 and 31.2

7.   Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. Note that the certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. In that regard, we note that paragraphs 1, 4, and 5 have been modified from the required format. With your next filing, please file revised certifications.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Parker Morrill at (202) 551-3696, or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director